Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

August 14, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Pre-Effective Amendment No. 2

Dear Mr. Mancuso:

On behalf of our client, Biolase, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”).

Amendment No. 2 is being filed for the sole purpose of reducing the proposed maximum offering price from $30,000,000 to $5,000,000.

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By: /s/ Michael C. Carroll, Esq.

cc:	Jay Mumford, SEC (w/ enclosures)

Federico Pignatelli, Biolase, Inc. (w/o enclosures)

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